UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 InterDent, Inc.
                  (formerly Gentle Dental Service Corporation)
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    37245B10
                                 (CUSIP Number)

                                    Ivy Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------
CUSIP No. 37245B10                   13D/A                          Page 2 of 18
------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a) |_|
              (b) |X|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Switzerland

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY                See Item 5.
  EACH REPORTING PERSON
          WITH                 8       SHARED VOTING POWER

                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       See Item 5.

                              10       SHARED DISPOSITIVE POWER

                                       See Item 5.
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.

    14        TYPE OF REPORTING PERSON*

              BK, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 amends and supplements the Report on Schedule 13D, originally filed on January 8, 1999 and subsequently amended on December 15, 2000 and January 29, 2001 (as amended, the "Schedule 13D"), with respect to the shares of common stock, no par value, of InterDent, Inc.("InterDent"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


     Item 2. Identity and Background.
             -----------------------

         The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

         (i) by deleting the first paragraph and replacing it with the following:

         "In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Amendment No. 3 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010."

         (ii) by deleting the thirty-second and thirty-third paragraphs and replacing them with the following:

         "CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this Schedule 13D relates (the "Shares") and such Shares are not reported in this Schedule 13D. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit."

     Item 5. Interest in Securities of the Issuer.
             ------------------------------------

         The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended as follows:

         (i) by deleting the seventh through twelfth paragraphs and replacing them with the following:

         "As of the date of this Amendment No. 3, Sprout II directly holds 108,132 Shares, Series D Preferred Stock convertible into an additional 24,912 Shares and Notes convertible into an additional 121,651 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

         As of the date of this Amendment No. 3, Sprout VII directly holds 132,268 Shares, Series D Preferred Stock convertible into an additional 30,472 Shares and Notes convertible into an additional 148,802 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

         As of the date of this Amendment No. 3, Sprout CEO Fund directly holds 1,536 Shares, Series D Preferred Stock convertible into an additional 354 Shares and Notes convertible into an additional 1,729 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

         As of the date of this Amendment No. 3, DLJCC directly holds 5,498 Shares, Series D Preferred Stock convertible into an additional 1,267 Shares and Notes convertible into an additional 6,186 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

         As of the date of this Amendment No. 3 First ESC directly holds 27,492 Shares, Series D Preferred Stock convertible into an additional 6,334 Shares and Notes convertible into an additional 30,930 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

         As a result of the holdings of InterDent's securities described above, the Reporting Person may be deemed to beneficially own indirectly 647,563 Shares, representing 14.8% of the outstanding Shares."

         The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

         "No transactions in the Shares of, the Series D Preferred Stock or warrants to acquire Shares have been effected since September 4, 2000 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 29, 2002

                                  Credit Suisse First Boston,
                                    acting solely on behalf of the
                                    investment banking business of
                                    the Credit Suisse First
                                    Boston business unit.

                                  By: /s/ Ivy Dodes
                                      --------------------------
                                      Name:  Ivy Dodes
                                      Title: Managing Director

                                    SCHEDULES
                                    ---------

                                                                      Schedule A
                                                                      ----------


                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                        DLJ Growth Associates (II), Inc.
                        --------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Growth Associates (II), Inc. The business address of DLJ Growth Associates
(II), Inc. is 11 Madison Avenue, New York, NY 10010.


                                         Title and Principal
Name and Title       Business Address    Occupation              Citizenship
--------------       ----------------    --------------------    -----------

Stuart S. Flamberg   11 Madison Avenue     Vice President         USA
                     New York, NY 10010

Arthur S. Zuckerman  11 Madison Avenue     Vice President         USA
                     New York, NY 10010

                     11 Madison Avenue
Mark A. Competiello  New York, NY 10010    Vice President         USA

                                                                      Schedule B
                                                                      ----------


                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                        DLJ Capital Associates VII, Inc.
                        --------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates VII, Inc. The business address of DLJ Capital Associates VII, Inc. is 11 Madison Avenue, New York, NY 10010.


                                           Title and Principal
Name and Title        Business Address     Occupation                Citizenship
--------------        ----------------     ---------------------     -----------

Stuart S. Flamberg    11 Madison Avenue       Vice President            USA
                      New York, NY 10010

Mark A. Competiello   11 Madison Avenue
                      New York, NY 10010      Vice President            USA

                                                                      Schedule C
                                                                      ----------


                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                             DLJ Capital Corporation
                             -----------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is 11 Madison Avenue, New York, NY 10010.


                                              Title and Principal
Name                  Business Address        Occupation             Citizenship
----                  ----------------        ---------------------- -----------

Robert Finzi          11 Madison Avenue       Director               USA
                      New York, NY 10010

Keith B. Geeslin      11 Madison Avenue       Chairman               USA
                      New York, NY 10010

Arthur S. Zuckerman   11 Madison Avenue       President & Director   USA
                      New York, NY 10010

Jeani Delagardelle    11 Madison Avenue       Director               USA
                      New York, NY 10010

Ronald Hunt           11 Madison Avenue       Director               USA
                      New York, NY 10010

Wayne Nemeth          11 Madison Avenue       Director               USA
                      New York, NY 10010

Craig Parker          11 Madison Avenue       Director               USA
                      New York, NY 10010

Phillippe Chambon     11 Madison Avenue       Managing Director      France
                      New York, NY 10010

Stephen M. Diamond    11 Madison Avenue       Managing Director      USA
                      New York, NY 10010

Philip A. Hoerter     11 Madison Avenue       Director               USA
                      New York, NY 10010

Janet A. Hickey       11 Madison Avenue       Managing Director      USA
                      New York, NY 10010

Kathleen LaPorte      11 Madison Avenue       Managing Director      USA
                      New York, NY 10010

Alexander Rosen       11 Madison Avenue       Managing Director      USA
                      New York, NY 10010

Rakesh Sood           11 Madison Avenue       Managing Director      USA
                      New York, NY 10010

Raymond M. Disco      11 Madison Avenue       Director & Treasurer   USA
                      New York, NY 10010

                                                                      Schedule D
                                                                      ----------


                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                     Credit Suisse First Boston (USA), Inc.
                     --------------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB-USA. The business address of CSFB-USA is 11 Madison Avenue, New York, NY 10010.


                                            Title and Principal
Name                   Business Address     Occupation                         Citizenship
----                   ----------------     ----------------------             -----------

John J. Mack           11 Madison Avenue    President, Chief Executive         USA
                       New York, NY 10010   Officer, Board Member

Brady W. Dougan        11 Madison Avenue    Head of Securities Division,       USA
                       New York, NY 10010   Board Member

D. Wilson Ervin        11 Madison Avenue    Head of Strategic Risk Management  USA
                       New York, NY 10010

David C. Fisher        11 Madison Avenue    Chief Accounting Officer           USA
                       New York, NY 10010

Hamilton E. James      11 Madison Avenue    Chairman of Global Investment      USA
                       New York, NY 10010   Banking and Private Equity,
                                            Board Member

Robert C. O'Brien      11 Madison Avenue    Chief Credit Officer               USA
                       New York, NY 10010

Richard E. Thornburgh  11 Madison Avenue    Division Head-Finance,             USA
                       New York, NY 10010   Administration and Operations,
                                            Board Member

Adebayo Ogunlesi       11 Madison Avenue    Head of Global Investment Banking  Nigeria
                       New York, NY 10010

Lewis H. Wirshba       11 Madison Avenue    Treasurer                          USA
                       New York, NY 10010

Robert M. Baylis       11 Madison Avenue    Board Member                       USA
                       New York, NY 10010

Philip K. Ryan         11 Madison Avenue    Board Member                       USA
                       New York, NY 10010

Maynard J. Toll, Jr.   11 Madison Avenue    Board Member                       USA
                       New York, NY 10010

Neil                   11 Madison Avenue    Managing Director                  USA
Moskowitz              New York, NY 10010

Carlos                 11 Madison Avenue    Managing Director                  USA
Onis                   New York, NY 10010

Neil                   11 Madison Avenue    Managing Director                  USA
Radey                  New York, NY 10010

Charles                11 Madison Avenue    Managing Director                  USA
Stonehill              New York, NY 10010

Stephen R.             11 Madison Avenue    Managing                           USA
Volk                   New York, NY 10010   Director, Board
                                            Member

David Brodsky          11 Madison Avenue    Managing Director, General         USA
                       New York, NY 10010   Counsel

                                                                      Schedule E
                                                                      ----------


                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                        Credit Suisse First Boston, Inc.
                        --------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBI. The business address of CSFBI is 11 Madison Avenue, New York, NY 10010.


                                                  Title and Principal
Name                      Business Address        Occupation                         Citizenship
-----                     ----------------        ------------------------------     -----------

John J. Mack              11 Madison Avenue       President, Chief Executive         USA
                          New York, NY 10010      Officer, Board Member

Brady W. Dougan           11 Madison Avenue       Managing Director, Head of         USA
                          New York, NY 10010      Securities Division, Board Member

D. Wilson Ervin           11 Madison Avenue       Managing Director, Head of         USA
                          New York, NY 10010      Strategic Risk Management

David C. Fisher           11 Madison Avenue       Managing Director, Chief           USA
                          New York, NY 10010      Accounting Officer

Hamilton E. James         11 Madison Avenue       Chairman of Global Investment      USA
                          New York, NY 10010      Banking and Private Equity,
                                                  Board Member

Robert C. O'Brien         11 Madison Avenue       Managing Director, Chief Credit    USA
                          New York, NY 10010      Officer

Richard E. Thornburgh     11 Madison Avenue       Chief Financial Officer, Board     USA
                          New York, NY 10010      Member

Lewis H. Wirshba          11 Madison Avenue       Managing Director, Treasurer       USA
                          New York, NY 10010

Adrian R.T. Cooper        11 Madison Avenue       Vice President                     USA
                          New York, NY 10010

Neil Moskowitz            11 Madison Avenue       Vice President                     USA
                          New York, NY 10010

David C. O'Leary          11 Madison Avenue       Vice President                     USA
                          New York, NY 10010

Carlos                    11 Madison Avenue       Vice President                     USA
Onis                      New York, NY 10010

Neil                      11 Madison Avenue       Vice President                     USA
Radey                     New York, NY 10010

Charles Stonehill         11 Madison Avenue       Vice President                     USA
                          New York, NY 10010

Adebayo Ogunlesi          11 Madison Avenue       Head of Global                    Nigeria
                          New York, NY 10010      Investment Banking

                                                                      Schedule F
                                                                      ----------

                               Executive Officers
                               ------------------

                                       of
                                       --

                              the Reporting Person
                              --------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, NY 10010.


                                               Title and Principal
Name                  Business Address         Occupation                         Citizenship
-----                 ----------------         ------------------------------     -----------

John J. Mack          11 Madison Avenue        Chief Executive Officer, Chairman  USA
                      New York, NY 10010

Christopher Carter    17 Columbus Courtyard    Chairman of Europe                 GBR
                      London, England E14
                      4DA

Brady W. Dougan       11 Madison Avenue        Head of Securities Division        USA
                      New York, NY 10010

Hamilton E. James     11 Madison Avenue        Chairman of Global Investment      USA
                      New York, NY 10010       Banking and Private Equity

Gary G. Lynch         11 Madison Avenue        Global General Counsel             USA
                      New York, NY 10010

Thomas R. Nides       11 Madison Avenue        Chief Administrative Officer       USA
                      New York, NY 10010

Hector W. Sants       11 Madison Avenue        Chief Executive of European        USA
                      New York, NY 10010

Richard E. Thornburgh 11 Madison Avenue        Chief Financial Officer            USA
                      New York, NY 10010

Stephen R. Volk       11 Madison Avenue        Chairman of CSFB                   USA
                      New York, NY 10010

Adebayo Ogunlesi      11 Madison Avenue        Head of Global Investment Banking  Nigeria
                      New York, NY 10010

Eileen Murray         11 Madison Avenue        Head of IT and Operations          USA
                      New York, NY 10010

Brian Finn            11 Madison Avenue        Member of the Office of the        USA
                      New York, NY 10010       Chairman

                                                                      Schedule G
                                                                      ----------


                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                 Credit Suisse First Boston Private Equity, Inc.
                      (f.k.a. DLJ Capital Investors, Inc.)
                      ------------------------------------


         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.


                                                 Title and Principal
Name and Title            Business Address       Occupation                         Citizenship
--------------            ----------------       -------------------                -----------

Hamilton E. James         11 Madison Avenue      Director                           USA
                          New York, NY 10010

Lawrence M.v.D. Schloss   11 Madison Avenue
                          New York, NY 10010     Director & Chief Executive         USA
                                                 Officer
George R. Hornig          11 Madison Avenue
                          New York, NY 10010     Chief Operating Officer            USA

Kenneth J. Lohsen         11 Madison Avenue
                          New York, NY 10010     Controller                         USA


Laura Raftery             11 Madison Avenue      Treasurer                          USA
                          New York, NY 10010

Edward A. Poletti         11 Madison Avenue      Chief Financial Officer            USA
                          New York, NY 10010
                          11 Madison Avenue
Nicole S. Arnaboldi       New York, NY 10010     Chief Operating Officer--Funds     USA
                                                 Management

                                                                      Schedule H
                                                                      ----------

                        Directors and Executive Officers
                        --------------------------------

                                      of
                                      --

                      DLJ LBO Plans Management Corporation
                      ------------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, NY 10010.


                                          Title and Principal
Name and Title      Business Address      Occupation                Citizenship
--------------      ----------------      ---------------------     -----------

Joseph F. Huber     11 Madison Avenue     Director & Vice President USA
                    New York, NY 10010

David C. O'Leary    11 Madison Avenue     Director & Vice President USA
                    New York, NY 10010

Raymond M. Disco    11 Madison Avenue     Treasurer                 USA
                    New York, NY 10010

Edward A. Poletti   11 Madison Avenue     Senior Vice President &   USA
                    New York, NY 10010    Controller